OMB APPROVAL

OMB Number:
Expires: February 28, 2009
Estimated average burden
hours per response 14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Huntsman Corporation

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class Securities)
447011107

(CUSIP Number)
D. E. Shaw & Co., L.P.
Attn: Compliance Department
120 West Forty-Fifth Street
Floor 39, Tower 45
New York, NY 10036
212-478-0000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 30, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	447011107

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION D. E. Shaw Valence Portfolios, L.L.C. FEIN 13-4046559

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,694,586

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

14,694,586

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,694,586

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	447011107

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION D. E. Shaw Oculus Portfolios, L.L.C. FEIN 20-0805088

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,036,275

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

7,036,275

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,036,275

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	447011107

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.L.C. FEIN 13-3799946

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,037,856

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

7,037,856

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,037,856

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	447011107

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.P. FEIN 13-3695715

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,732,442

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

21,732,442

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,732,442

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, PN

CUSIP No.	447011107

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION David E. Shaw

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,732,442

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

21,732,442

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,732,442

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1.	Security and the Issuer
This statement on Schedule 13D relates to the shares of Common Stock, $0.01 par value per share (the “Common Shares”), of Huntsman Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 500 Huntsman Way, Salt Lake City, UT 84108.

Item 2.	Identity and Background
(a), (f) This statement is filed on behalf of D. E. Shaw Valence Portfolios, L.L.C., a Delaware limited liability company (“Valence”), D. E. Shaw Oculus Portfolios, L.L.C., a Delaware limited liability company (“Oculus”), D. E. Shaw & Co., L.L.C., a Delaware limited liability company (“DESCO LLC”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”), and David E. Shaw, a citizen of the United States of America (“David E. Shaw”, and together with Valence, Oculus, DESCO LLC, and DESCO LP, collectively, the “Reporting Persons”). The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 3 and incorporated herein by reference.
(b) The business address and principal office, as applicable, of all Reporting Persons is 120 West Forty-Fifth Street, 39th Floor, New York, NY 10036.
(c) The principal business of Valence is that of a limited liability company focusing primarily on equity and equity-linked securities related investment strategies. The principal business of Oculus is that of a limited liability company focusing primarily on designated higher volatility investment strategies. Neither Valence nor Oculus has any executive officers or directors. The principal business of DESCO LLC is to act as managing member to certain funds, including, without limitation, Oculus. The principal business of DESCO LP is to act as an investment adviser to certain funds, including, without limitation, Valence and Oculus. DESCO LP is also the managing member to certain funds, including, without limitation, Valence. D. E. Shaw & Co., Inc., a Delaware corporation (“DESCO Inc.”), is the general partner of DESCO LP. D. E. Shaw & Co. II, Inc., a Delaware corporation (“DESCO II, Inc.”), is the managing member of DESCO LLC. David E. Shaw is the president and sole shareholder of DESCO Inc. and DESCO II, Inc.
(d), (e) During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
In acquiring 14,694,586 Common Shares owned by Valence, Valence expended approximately $375,941,645 (excluding commissions) of its working capital. In acquiring 7,036,275 Common Shares owned by Oculus, Oculus expended approximately

$167,185,755 (excluding commissions) of its working capital.

Item 4.	Purpose of Transaction
Valence and Oculus made the purchases noted in Item 3 above for investment purposes in the ordinary course of business and, at the time of such purchases, not for any purpose, or with the effect, of changing or influencing the control of the Issuer, and not in connection with or as a participant in any transaction having that purpose or effect.
On or about June 18, 2008, a public dispute involving the Issuer, Hexion Specialty Chemicals, Inc. (“Hexion”), and related parties arose in connection with the transactions contemplated by the Agreement and Plan of Merger, dated as of July 12, 2007, among Hexion, Nimbus Merger Sub Inc., and the Issuer (the “Merger Agreement”), pursuant to which Hexion has agreed to acquire the Issuer on the terms and conditions provided therein. Valence and Oculus intend to actively pursue a resolution of that dispute (the “Hexion Dispute”).
In general, Valence and Oculus will review their investments in the Common Shares from time to time and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Shares or other securities related to the Issuer, the status of the Hexion Dispute and other developments that may arise in connection with the transactions contemplated by the Merger Agreement, and other general market and investment conditions, Valence and Oculus may determine to:

•	acquire additional Common Shares through open market purchases or otherwise;

•	sell, trade, engage in short selling of, hedge, or enter into any similar transactions with respect to the Common Shares through the open market or otherwise; or

•	engage or participate in developments that may arise in connection with the transactions contemplated by the Merger Agreement; or

•	otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Issuer.
Such transactions may take place at any time and without prior notice. There can be no assurance, however, that any Reporting Person will take any such actions.
As part of Valence’s and Oculus’s ongoing review of their investments in the Common Shares and their pursuit of a resolution of the Hexion Dispute, Valence and Oculus will from time to time hold talks or discussions with, write letters to and respond to inquiries from various parties regarding the Issuer’s strategic alternatives and affairs generally, including, without limitation, the Hexion Dispute and related matters. Such parties may include, without limitation, the Issuer’s Board of Directors, its management and representatives, other shareholders of the Issuer, as well as representatives of Hexion and other persons and entities affiliated with Hexion, including investment funds affiliated with Apollo Global Management, LLC and their representatives.

Based on discussions or inquiries that Valence and Oculus may undertake from time to time, and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Shares or other securities related to the Issuer, the status of the Hexion Dispute and other developments that may arise in connection with the transactions contemplated by the Merger Agreement, and other general market investment conditions, Valence and Oculus may determine to pursue various strategic alternatives in respect of their investments in the Issuer. Such actions may include, without limitation, direct or indirect participation in the following activities:
     •      forming and conducting potential strategic developments and plans related to the Issuer;
     •      restructuring and effecting other significant transactions with respect to the Issuer;
     •      participating in a “going-private” transaction;
     •      taking any other actions that could have the purpose or effect of directly or indirectly changing or influencing control of the Issuer; or
     •      providing financing for any of the foregoing.
Such transactions, which may or may not relate to the Hexion Dispute or other developments that may arise in connection with the transactions contemplated by the Merger Agreement, may take place at any time and without prior notice; there can be no assurance, however, that any of the possible courses of action expressed in the immediately preceding sentence will be pursued or, if pursued, will be consummated by Valence, Oculus, or any other Reporting Person.

Item 5.	Interest in Securities of the Issuer
(a), (b) Based upon the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on May 12, 2008, there were 234,462,747 Common Shares issued and outstanding as of May 2, 2008. The 14,694,586 Common Shares beneficially owned by Valence (the “Valence Shares”) represent approximately 6.3% of the Common Shares issued and outstanding. The 7,036,275 Common Shares beneficially owned by Oculus (the “Oculus Shares”) represent approximately 3.0% of the Common Shares issued and outstanding. The 7,037,856 Common Shares beneficially owned by DESCO LLC (the “DESCO LLC Shares”) represent approximately 3.0% of the Common Shares issued and outstanding. The DESCO LLC Shares are comprised of (i) the Oculus Shares and (ii) 1,581 Common Shares directly held by D. E. Shaw Synoptic Portfolios 2, L.L.C. (the “Synoptic Shares”). The 21,732,442 Common Shares beneficially owned by DESCO LP (the “DESCO LP Shares”) represent approximately 9.3% of the Common Shares issued and outstanding. The DESCO LP Shares are comprised of (i) the Valence Shares, (ii) the Oculus Shares, and (iii) the Synoptic Shares.

Valence has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Valence Shares. Oculus has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Oculus Shares. Valence disclaims beneficial ownership of the Oculus Shares and the Synoptic Shares, and Oculus disclaims beneficial ownership of the Valence Shares and the Synoptic Shares.
DESCO LP, as managing member and investment adviser of Valence and investment adviser of Oculus and D. E. Shaw Synoptic Portfolios 2, L.L.C. (“Synoptic”), may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares, the Oculus Shares, and the Synoptic Shares. DESCO LLC, as Oculus’ and Synoptic’s managing member, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Oculus Shares and the Synoptic Shares. As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Oculus Shares and the Synoptic Shares. As general partner of DESCO LP, DESCO Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares, the Oculus Shares, and the Synoptic Shares. None of DESCO LP, DESCO LLC, DESCO Inc., or DESCO II, Inc., owns any Common Shares directly, and each such entity disclaims beneficial ownership of the Valence Shares, the Oculus Shares, and the Synoptic Shares.
David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, which in turn is the managing member and investment adviser of Valence, and the investment adviser of Oculus and Synoptic, and by virtue of David E. Shaw’s position as President and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, which in turn is the managing member of Oculus and Synoptic, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares, the Oculus Shares, and the Synoptic Shares. David E. Shaw disclaims beneficial ownership of the Valence Shares, the Oculus Shares, and the Synoptic Shares.
As of the date hereof, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owns any Common Shares other than those set forth in this Item 5.
(c) The trading dates, number of Common Shares purchased or sold, and the price per share for all transactions by the Reporting Persons in the Common Shares within the last 60 days, which were all brokered transactions, are set forth below:

		Price	Number of Shares
Name	Date	Per Share	Purchased/(Sold)
OCULUS	5/30/2008	$21.7250	200
OCULUS	5/30/2008	$21.7300	4,820
OCULUS	5/30/2008	$21.7325	100
OCULUS	5/30/2008	$21.7350	500
OCULUS	5/30/2008	$21.7400	19,380
OCULUS	5/30/2008	$21.7500	24,300
OCULUS	5/30/2008	$21.7550	3,600
OCULUS	5/30/2008	$21.7600	22,100
OCULUS	6/2/2008	$21.5000	5,400
OCULUS	6/3/2008	$21.0150	200
OCULUS	6/3/2008	$21.0200	1,100
OCULUS	6/3/2008	$21.0250	200
OCULUS	6/3/2008	$21.0300	4,600
OCULUS	6/3/2008	$21.0350	3,300
OCULUS	6/3/2008	$21.0375	100
OCULUS	6/3/2008	$21.0400	15,500
OCULUS	6/3/2008	$21.2300	2,135
OCULUS	6/3/2008	$21.2350	100
OCULUS	6/3/2008	$21.2400	3,060
OCULUS	6/3/2008	$21.2450	2,100
OCULUS	6/3/2008	$21.2500	42,605
OCULUS	6/3/2008	$21.2700	2,100
OCULUS	6/3/2008	$21.2775	100
OCULUS	6/3/2008	$21.2800	4,801
OCULUS	6/3/2008	$21.2825	100
OCULUS	6/3/2008	$21.2850	2,000
OCULUS	6/3/2008	$21.2900	15,899
OCULUS	6/9/2008	$20.3000	11,600
OCULUS	6/9/2008	$20.3100	1,300
OCULUS	6/9/2008	$20.3150	100
OCULUS	6/9/2008	$20.3200	8,300
OCULUS	6/9/2008	$20.4700	1,200
OCULUS	6/9/2008	$20.4800	2,719
OCULUS	6/9/2008	$20.5200	3,300
OCULUS	6/9/2008	$20.5300	2,300
OCULUS	6/9/2008	$20.5350	400
OCULUS	6/9/2008	$20.5400	3,500
OCULUS	6/9/2008	$20.6150	400
OCULUS	6/9/2008	$20.6200	9,600
OCULUS	6/17/2008	$19.9700	800
OCULUS	6/17/2008	$19.9800	18,000
OCULUS	6/17/2008	$19.9850	300
OCULUS	6/17/2008	$19.9900	3,611
OCULUS	6/17/2008	$19.9950	1,800
OCULUS	6/17/2008	$20.0000	33,600
OCULUS	6/17/2008	$20.0100	6,500
OCULUS	6/17/2008	$20.0200	6,400
OCULUS	6/17/2008	$20.0250	4,300
OCULUS	6/17/2008	$20.0300	2,800

		Price	Number of Shares
Name	Date	Per Share	Purchased/(Sold)
OCULUS	6/17/2008	$20.0450	550
OCULUS	6/17/2008	$20.0500	8,500
OCULUS	6/17/2008	$20.0600	800
OCULUS	6/17/2008	$20.0700	700
OCULUS	6/17/2008	$20.0750	500
OCULUS	6/17/2008	$20.0800	16,600
OCULUS	6/17/2008	$20.0900	10,100
OCULUS	6/17/2008	$20.1000	1,500
OCULUS	6/17/2008	$20.1100	1,400
OCULUS	6/17/2008	$20.1200	2,000
OCULUS	6/17/2008	$20.1300	635
OCULUS	6/17/2008	$20.1400	6,100
OCULUS	6/17/2008	$20.1450	200
OCULUS	6/17/2008	$20.1500	13,065
OCULUS	6/18/2008	$19.8450	500
OCULUS	6/18/2008	$19.8500	2,000
OCULUS	6/18/2008	$19.8550	1,300
OCULUS	6/18/2008	$19.8600	16,896
OCULUS	6/18/2008	$19.8650	100
OCULUS	6/18/2008	$19.8700	9,204
OCULUS	6/18/2008	$19.8800	400
OCULUS	6/18/2008	$19.8900	11,900
OCULUS	6/18/2008	$19.8950	100
OCULUS	6/18/2008	$19.9000	9,000
OCULUS	6/18/2008	$19.9100	500
OCULUS	6/18/2008	$19.9150	3,100
OCULUS	6/18/2008	$19.9200	5,000
VALENCE	5/15/2008	$23.2000	3,400
VALENCE	5/15/2008	$23.2100	1,100
VALENCE	5/15/2008	$23.2200	100
VALENCE	5/15/2008	$23.2300	800
VALENCE	5/15/2008	$23.2400	1,200
VALENCE	5/15/2008	$23.2500	43,400
VALENCE	5/15/2008	$23.2575	100
VALENCE	5/15/2008	$23.2600	2,900
VALENCE	5/15/2008	$23.2650	2,100
VALENCE	5/15/2008	$23.2700	53,600
VALENCE	5/15/2008	$23.2800	200
VALENCE	5/15/2008	$23.2900	3,400
VALENCE	5/15/2008	$23.3000	24,665
VALENCE	5/15/2008	$23.3300	300
VALENCE	5/15/2008	$23.3400	7,600
VALENCE	5/15/2008	$23.3450	1,300
VALENCE	5/15/2008	$23.3500	80,800
VALENCE	5/15/2008	$23.4100	(100)
VALENCE	5/15/2008	$23.4200	(100)
VALENCE	5/19/2008	$22.5100	(2,900)
VALENCE	5/19/2008	$22.5200	(2,200)
VALENCE	5/19/2008	$22.5300	(300)
VALENCE	5/19/2008	$22.5400	(1,000)
VALENCE	5/19/2008	$22.5500	(500)

		Price	Number of Shares
Name	Date	Per Share	Purchased/(Sold)
VALENCE	5/19/2008	$22.5600	(1,300)
VALENCE	5/19/2008	$22.5700	(100)
VALENCE	5/19/2008	$22.5900	(800)
VALENCE	5/19/2008	$22.6200	(300)
VALENCE	5/19/2008	$22.6300	(200)
VALENCE	5/19/2008	$22.6400	(2,100)
VALENCE	5/19/2008	$22.6500	(1,100)
VALENCE	5/19/2008	$22.6600	(4,900)
VALENCE	5/19/2008	$22.6700	(2,700)
VALENCE	5/19/2008	$22.6800	(2,400)
VALENCE	5/19/2008	$22.6900	(2,100)
VALENCE	5/29/2008	$22.0900	(1,800)
VALENCE	5/29/2008	$22.1000	(3,000)
VALENCE	5/29/2008	$22.1200	(900)
VALENCE	5/30/2008	$21.6600	200
VALENCE	5/30/2008	$21.6700	1,089
VALENCE	5/30/2008	$21.6800	3,300
VALENCE	5/30/2008	$21.6900	2,000
VALENCE	5/30/2008	$21.7000	10,500
VALENCE	5/30/2008	$21.7150	900
VALENCE	5/30/2008	$21.7170	1,600
VALENCE	5/30/2008	$21.7200	2,000
VALENCE	5/30/2008	$21.7250	10,800
VALENCE	5/30/2008	$21.7270	1,500
VALENCE	5/30/2008	$21.7300	83,200
VALENCE	5/30/2008	$21.7350	100
VALENCE	5/30/2008	$21.7400	29,600
VALENCE	6/2/2008	$21.4900	1,000
VALENCE	6/2/2008	$21.5000	19,332
VALENCE	6/2/2008	$21.8800	(700)
VALENCE	6/2/2008	$21.8900	(300)
VALENCE	6/3/2008	$21.1500	600
VALENCE	6/3/2008	$21.1600	1,700
VALENCE	6/3/2008	$21.1670	900
VALENCE	6/3/2008	$21.1675	100
VALENCE	6/3/2008	$21.1700	3,054
VALENCE	6/3/2008	$21.1725	500
VALENCE	6/3/2008	$21.1750	6,100
VALENCE	6/3/2008	$21.1800	37,046
VALENCE	6/3/2008	$21.1950	700
VALENCE	6/3/2008	$21.2000	49,300
VALENCE	6/3/2008	$21.3900	1,312
VALENCE	6/3/2008	$21.4000	4,700
VALENCE	6/3/2008	$21.4025	100
VALENCE	6/3/2008	$21.4050	25,100
VALENCE	6/3/2008	$21.4100	8,000
VALENCE	6/3/2008	$21.4300	5,100
VALENCE	6/3/2008	$21.4400	5,688
VALENCE	6/3/2008	$21.0700	(300)
VALENCE	6/3/2008	$21.0800	(800)
VALENCE	6/3/2008	$21.1000	(400)

		Price	Number of Shares
Name	Date	Per Share	Purchased/(Sold)
VALENCE	6/3/2008	$21.1300	(700)
VALENCE	6/3/2008	$21.1600	(1,100)
VALENCE	6/4/2008	$21.4100	(1,100)
VALENCE	6/4/2008	$21.4200	(2,300)
VALENCE	6/4/2008	$21.4300	(1,000)
VALENCE	6/4/2008	$21.4500	(2,400)
VALENCE	6/4/2008	$21.4800	(5,600)
VALENCE	6/4/2008	$21.4900	(3,000)
VALENCE	6/4/2008	$21.5000	(1,800)
VALENCE	6/4/2008	$21.5100	(900)
VALENCE	6/4/2008	$21.5500	(800)
VALENCE	6/4/2008	$21.5900	(4,500)
VALENCE	6/4/2008	$21.6000	(3,500)
VALENCE	6/5/2008	$21.4700	(500)
VALENCE	6/5/2008	$21.5000	(800)
VALENCE	6/5/2008	$21.5100	(200)
VALENCE	6/5/2008	$21.5200	(200)
VALENCE	6/5/2008	$21.5300	(1,400)
VALENCE	6/5/2008	$21.5400	(1,300)
VALENCE	6/5/2008	$21.5700	(700)
VALENCE	6/5/2008	$21.6000	(2,000)
VALENCE	6/5/2008	$21.6200	(900)
VALENCE	6/5/2008	$21.6300	(900)
VALENCE	6/5/2008	$21.6400	(200)
VALENCE	6/5/2008	$21.6700	(2,900)
VALENCE	6/5/2008	$21.7000	(2,300)
VALENCE	6/6/2008	$21.2900	(200)
VALENCE	6/6/2008	$21.3000	(100)
VALENCE	6/6/2008	$21.3100	(300)
VALENCE	6/6/2008	$21.3700	(400)
VALENCE	6/6/2008	$21.3800	(200)
VALENCE	6/6/2008	$21.4000	(200)
VALENCE	6/6/2008	$21.4100	(900)
VALENCE	6/6/2008	$21.4200	(100)
VALENCE	6/6/2008	$21.4400	(100)
VALENCE	6/6/2008	$21.4500	(500)
VALENCE	6/9/2008	$20.2750	1,900
VALENCE	6/9/2008	$20.2800	10,600
VALENCE	6/9/2008	$20.2900	3,100
VALENCE	6/9/2008	$20.3000	24,400
VALENCE	6/9/2008	$21.1500	(100)
VALENCE	6/11/2008	$21.0700	(300)
VALENCE	6/16/2008	$20.9000	(400)
VALENCE	6/16/2008	$20.9300	(300)
VALENCE	6/16/2008	$20.9700	(100)
VALENCE	6/16/2008	$20.9900	(2,400)
VALENCE	6/16/2008	$21.0000	(7,700)
VALENCE	6/16/2008	$21.0200	(1,000)
VALENCE	6/16/2008	$21.0300	(1,500)
VALENCE	6/16/2008	$21.0500	(1,400)
VALENCE	6/16/2008	$21.0600	(1,100)

		Price	Number of Shares
Name	Date	Per Share	Purchased/(Sold)
VALENCE	6/16/2008	$21.0700	(1,600)
VALENCE	6/16/2008	$21.0800	(1,800)
VALENCE	6/16/2008	$21.0900	(4,700)
VALENCE	6/17/2008	$19.9800	15,300
VALENCE	6/17/2008	$19.9900	4,148
VALENCE	6/17/2008	$19.9950	1,300
VALENCE	6/17/2008	$20.0000	21,652
VALENCE	6/17/2008	$20.0050	700
VALENCE	6/17/2008	$20.0200	6,600
VALENCE	6/17/2008	$20.0300	7,100
VALENCE	6/17/2008	$20.0500	20,000
VALENCE	6/17/2008	$20.1400	16,500
VALENCE	6/17/2008	$20.1500	4,500
VALENCE	6/17/2008	$20.1550	400
VALENCE	6/17/2008	$20.1600	4,400
VALENCE	6/17/2008	$20.1700	700
VALENCE	6/17/2008	$20.1900	100
VALENCE	6/17/2008	$20.1950	1,500
VALENCE	6/17/2008	$20.2000	7,400
VALENCE	6/17/2008	$20.2050	4,800
VALENCE	6/17/2008	$20.2100	6,100
VALENCE	6/18/2008	$19.6950	13,100
VALENCE	6/18/2008	$19.7000	800
VALENCE	6/18/2008	$19.7500	1,562
VALENCE	6/18/2008	$19.7650	400
VALENCE	6/18/2008	$19.7700	1,500
VALENCE	6/18/2008	$19.7800	2,200
VALENCE	6/18/2008	$19.8000	100
VALENCE	6/18/2008	$19.8050	1,400
VALENCE	6/18/2008	$19.8100	2,500
VALENCE	6/18/2008	$19.8150	300
VALENCE	6/18/2008	$19.8200	8,700
VALENCE	6/18/2008	$19.8400	1,000
VALENCE	6/18/2008	$19.8500	9,700
VALENCE	6/18/2008	$19.8600	2,300
VALENCE	6/18/2008	$19.8700	2,000
VALENCE	6/18/2008	$19.8900	100
VALENCE	6/18/2008	$19.9000	9,900
VALENCE	6/18/2008	$19.9700	200
VALENCE	6/18/2008	$19.9800	2,000
VALENCE	6/18/2008	$19.9825	400
VALENCE	6/18/2008	$19.9850	1,200
VALENCE	6/18/2008	$19.9900	6,200
VALENCE	6/23/2008	$12.6500	(600)
VALENCE	6/23/2008	$12.6600	(100)
VALENCE	6/23/2008	$12.6700	(1,600)
VALENCE	6/23/2008	$12.6800	(200)
VALENCE	6/23/2008	$12.6900	(100)
VALENCE	6/23/2008	$12.7000	(2,600)
VALENCE	6/23/2008	$12.7100	(1,800)

		Price	Number of Shares
Name	Date	Per Share	Purchased/(Sold)
VALENCE	6/23/2008	$12.7200	(1,700)
VALENCE	6/23/2008	$12.7300	(100)
VALENCE	6/23/2008	$12.7400	(700)
VALENCE	6/23/2008	$12.7500	(600)
VALENCE	6/23/2008	$12.7600	(500)
VALENCE	6/23/2008	$12.7700	(800)
VALENCE	6/23/2008	$12.7800	(200)
VALENCE	6/23/2008	$12.7900	(1,600)
VALENCE	6/23/2008	$12.8000	(4,100)
VALENCE	6/23/2008	$12.8100	(2,700)
VALENCE	6/23/2008	$12.8200	(1,000)
VALENCE	6/23/2008	$12.8300	(1,100)
VALENCE	6/23/2008	$12.8500	(200)
VALENCE	6/23/2008	$12.8600	(400)
VALENCE	6/23/2008	$12.8700	(100)
VALENCE	6/24/2008	$12.8600	(500)
VALENCE	6/25/2008	$12.6500	(200)
VALENCE	6/27/2008	$10.2600	(200)
VALENCE	6/27/2008	$10.3700	(100)
VALENCE	6/27/2008	$10.7300	(700)
(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares set forth above.
Clause (e) of Item 5 of Schedule 13D is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Valence maintains an open short position on 6,800 Common Shares.
Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2 has any contract, arrangement, understanding, or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated October 24, 2007.

Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated October 24, 2007.

Exhibit 3	Joint Filing Agreement, by and among the Reporting Persons, dated June 30, 2008.

SIGNATURE
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.
Dated: June 30, 2008

D. E. SHAW VALENCE PORTFOLIOS, L.L.C.

By:		D. E. SHAW & CO., L.P., as Managing Member

	By:	/s/ Julius Gaudio

Name: Julius Gaudio
Title: Managing Director

D. E. SHAW OCULUS PORTFOLIOS, L.L.C.

By:		D. E. SHAW & CO., L.L.C., as Managing Member

	By:	/s/ Julius Gaudio

Name: Julius Gaudio
Title: Managing Director

D. E. SHAW & CO., L.L.C.

By:		/s/ Julius Gaudio

Name: Julius Gaudio
Title: Managing Director

D. E. SHAW & CO., L.P.

By:		/s/ Julius Gaudio

Name: Julius Gaudio
Title: Managing Director

DAVID E. SHAW

By:		/s/ Julius Gaudio

Name: Julius Gaudio
Title: Attorney-in-Fact for David E. Shaw